SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

BRIGHAM EXPLORATION COMPANY

(Name of Subject Company)

BRIGHAM EXPLORATION COMPANY

(Names of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178103

(CUSIP Number of Class of Securities)

Kari A. Potts

General Counsel and Corporate Secretary

Brigham Exploration Company

6300 Bridge Point Parkway, Building 2, Suite 500

Austin, Texas 78730

(512) 427-3300

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Joe Dannenmaier

Amy Curtis

Kenn Webb

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, TX 75201-2533

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Brigham Exploration Company (“Brigham”), filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2011 and amended on November 1, 2011, November 4, 2011, November 7, 2011 and November 10, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by an indirect, wholly owned subsidiary (“Purchaser”) of Statoil ASA (“Parent”) to purchase all of the shares of Brigham’s common stock, par value $0.01 per share (the “Shares”), that are issued and outstanding, at a price of $36.50 per Share, net to the stockholder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the SEC on October 28, 2011. The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as discussed below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following two paragraphs as the last two paragraphs under the heading “Litigation”:

“On November 14, 2011, a putative class action was filed in the federal district court for the Western District of Texas purportedly on behalf of a class of stockholders of the Company, docketed as Hoppe v. Brigham Exploration Company et al., Case No. 1:11-cv-966 (the “Hoppe Complaint”). The Hoppe Complaint names as defendants the Company, members of the Company’s Board of Directors, Parent and Purchaser. The Hoppe Complaint seeks certification of a class of the Company’s stockholders and alleges, inter alia, that the Schedule 14D-9 violates Section 14(e) of the Exchange Act and that the members of the Company’s Board of Directors should have known that the Schedule 14D-9 violated Section 14(e) of the Exchange Act, that the members of the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by failing to engage in an appropriate sales process in connection with the proposed transaction, by agreeing to purportedly inadequate consideration, by including certain deal protection provisions in the Merger Agreement and by providing materially inadequate disclosures related to the proposed transaction and that the Company, Parent and Purchaser aided and abetted the alleged breach of fiduciary duties by the members of the Company’s Board of Directors. The Hoppe Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement and costs and disbursements of the action, including reasonable attorneys’ fees and experts’ fees.

The Company believes the Hoppe Complaint is without merit and that it has a valid defense to all claims raised by the plaintiffs in the Hoppe Complaint. The Company intends to defend itself vigorously against this action.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 15, 2011	BRIGHAM EXPLORATION COMPANY

	By:	/s/ Eugene B. Shepherd, Jr.
		Name:	Eugene B. Shepherd, Jr.
		Title:	Chief Financial Officer and Executive Vice President